August 12, 2013

VIA EDGAR

Mr. Kevin Woody, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:     Pebblebrook Hotel Trust
Form 10-K for fiscal year ended December 31, 2012
Filed on February 21, 2013
File No. 1-34571

Dear Mr. Woody:
This letter is submitted in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 1, 2013 (your “Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 of Pebblebrook Hotel Trust (the “Company”), which was filed with the Commission on February 21, 2013.
For convenience of reference, the Staff comment contained in your Letter is reprinted below in italics and is followed by our response.
Form 10-K for fiscal year ended December 31, 2012
Item 15. Exhibits and Financial Statement Schedules
Consolidated Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-9
Note 3. Acquisition of Hotel Properties, page F-12

1.
We note your response to our prior comment 1 dated July 16, 2013. Please provide to us your analysis of ASC Topic 840-10-25-38 supporting your conclusion that the leasehold interests should be accounted for as a single operating lease. In your response, please tell us how you assessed the “substantial monies” invested by the original lessee of the hotel leasehold interests.

RESPONSE:
Please find below our analysis supporting our conclusion that the acquired interest in the Palomar Hotel should be accounted for as a single operating lease. The following discusses the property background, and the specific analysis of the acquired lease:

Property background:
The Palomar Hotel is located in downtown San Francisco, proximate to the convention center, financial district and Union Square (the immediate area is referred to as South of Market, or SOMA). The original structure was built in 1907 and was not constructed or configured for use as a hotel or apartments during the life of the asset. At lease inception in 1998, the existing structure had minimal utility for any commercial use given its age and physical condition. During the 1990s, the immediate area surrounding the subject parcel was targeted by real estate developers and investors for redevelopment, including new construction and the renovation and repositioning of existing structures. Today, SOMA is known as a vibrant commercial and residential neighborhood.
Lease accounting
The leasehold interest acquired by the Company in 2012 was originally entered into on October 31, 1998 and had not been modified since its inception. Accordingly, the accounting evaluation focused on the characteristics that existed at the lease inception date (ASC 805-20-25-8). The lease also did not meet either the transfer-of-ownership criterion in ASC 840-10-25-1(a) or the bargain-purchase-option criterion in ASC 840-10-25-1(b). Therefore, our analysis focused on two distinct elements: (1) whether the land value at lease inception was greater than 25% or more of the total fair value of the leased property at lease inception; and (2) whether the building element alone met the lease-term criterion in ASC 840-10-25-1(c) or the minimum-lease-payment criterion in ASC 840-10-25-1(d) (ASC 840-10-25-38).
Land value
The Company and its third-party valuation consultant analyzed and assessed the estimated fair value of the land parcel at the inception of the lease as compared to the total fair value of the land and then-existing structure.   The Company evaluated the limited economic utility of the then-existing structure and the extensive redevelopment necessary to position the structure for its current use. The Company also estimated the then-fair value of the land parcel through an analysis of comparable land sales, trends in land valuations and other data. After considering all relevant information, the Company determined that the fair value of the land would have exceeded 25% of the total fair value of the land and structure at lease inception.
Building element
The Company evaluated whether the building element of the lease met either the lease-term criterion in ASC 840-10-25-1(c) or the minimum-lease-payments criterion in ASC 840-10-25-1(d). Given the lack of remaining life to the property when the Company acquired the leasehold interest, evidenced by the significance of the redevelopment required and the then-current state of the property's use, the Company concluded that the beginning of the lease term fell within the last 25% of the total estimated economic life of the structure, including earlier uses.
For purposes of assessing the appropriate accounting for the lease acquisition under U.S. GAAP, the Company held detailed discussions with the original lessee to understand the condition of the structure at lease inception, the nature and magnitude of the redevelopment and conversion project, and the significance of the investment by the original lessee. The Company was provided with the project plan detailing the various stages of the redevelopment project to convert the structure to hotel usage. The following is a summary of certain elements of the project plan that were funded and constructed by the original lessee:

•	Constructed the hotel rooms, corridors and common areas, restaurant, kitchen and back of house areas including all interior walls, bathrooms, ceilings and flooring finishes.

•	Installed all electrical wiring and systems

•	Extended risers, provided appropriate devices, and addressed connections to the main Fire/Life Safety panel as required by the code.

•	Extended fire sprinkler risers from the fifth floor level to all of the hotel premises including branch lines and heads.

•	Installed a new water utility connection from the street and water riser and distribution system to hotel room bathrooms, common area bathrooms and kitchen/maintenance areas.

•	Installed two new passenger elevators including, cabs, shafts, pits, pressurization, power and penthouses in accordance with city requirements.

•	Replaced windows on the existing facade.

•	Replaced the chillers, boilers and other HVAC mechanical equipment.
The extensive work and magnitude of the project, and the Company's own experience with renovating and operating upscale urban hotel properties, including other hotel properties in San Francisco that the Company owns, support the conclusion that the original lessee invested substantial monies in the property. The extensiveness of the redevelopment work further supports the conclusion that the initial lease was within the last 25% of the building's useful life and corroborates the conclusion from the third-party valuation consultant that the fair value of the land exceeded 25% of the total fair value of the land and building at lease inception.
Because (a) the lease did not meet either the transfer-of-ownership criterion or the bargain-purchase-option criterion and (b) neither the lease-term criterion nor the minimum-lease-payments criterion was applicable, the Company accounted for the leasehold interest of both the land and building as a single operating lease.
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned, at (240) 507-1330 or rmartz@pebblebrookhotels.com, or David C. Wright, counsel for the Company, at (804) 788-8638 or dwright@hunton.com.

Sincerely yours,

/s/ Raymond D. Martz
Raymond D. Martz
Executive Vice President, Chief Financial Officer, Treasurer and Secretary

cc:	Mark Rakip, Staff Accountant
Jon E. Bortz, Chairman, Chief Executive Officer and President
David C. Wright, Esq., Hunton & Williams LLP